CROCS, INC.

6328 Monarch Park Place

Niwot, Colorado  80503

June 18, 2009

Jay Ingram

Securities and Exchange Commission                                                                                                                                                                                                                                                                        BY EDGAR AND FACSIMILE

100 F Street, N.E.

Washington, D.C. 20549

Re:                               Crocs, Inc.

Registration Statement on Form S-3 (File No. 333-159412)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Crocs, Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated and that such Registration Statement be declared effective as soon as reasonably practicable on June 18, 2009.

In connection with its request for acceleration, the Company acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as they relate to the proposed offering.  The Company also acknowledges that:

•                  should the United States Securities and Exchange Commission (the “Commission”) or the Commission’s staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Crocs, Inc.

/s/ Russell C. Hammer
By: Russell C. Hammer
Its: Chief Financial Officer, Senior Vice President — Finance,
and Treasurer

cc:                          Nathaniel G. Ford, Esq. (nford@faegre.com)

                                         Jason Day, Esq. (jday@faegre.com)